ITEM 77K

At meetings held on December 5, 2006, the Audit Committee and the Board of Trustees of Dreyfus Premier Manager Funds II engaged Ernst & Young LLP to replace PricewaterhouseCoopers LLP as the independent registered public accountant to Dreyfus Premier Balanced Opportunity Fund, Dreyfus Premier Blue Chip Fund and Dreyfus Premier Select Fund (the “Series”), effective upon the conclusion of the audits of the 2006 financial statements of the Series.

The principal accountant’s reports on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, or a qualified, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with the principal accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.